Mail Stop 3-09

							May 4, 2005


Simon Pedder, Ph.D.
President and Chief Executive Officer
Ivory Capital Corporation
c/o Chelsea Therapeutics, Inc.
13950 Ballantyne Corporate Place, Suite 325
Charlotte, North Carolina 28277

Re:	Ivory Capital Corporation
	Registration Statement on Form S-1
	File No. 333-123916

Dear Dr. Pedder:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Confidential Treatment Application

1. We note that you have filed confidential treatment for exhibit
10.1. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.



Prospectus Summary, page
2. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Currently you only appear to discuss the positive aspects of your company in the section entitled, "The Company." Please revise the summary to also discuss any negative aspects of your company`s experience, including, among others, your limited operating history, the fact you have no commercially available product nor expect to have one for several years and your history of losses.
3. We note your disclosure in this section relating to your pre-clinical studies related to your CH-1504 product. These types of disclosure are too detailed for proper inclusion in the summary. Instead, the disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please remove all of your disclosure on the results of your pre-clinical studies from this section.

Risk Factors, page 4
4. Please consider adding a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

"We are not currently profitable and might never become profitable," page 4
5. We note your disclosure that you have a history of losses and expect to incur substantive losses and negative operating cash flows for the foreseeable future. Please quantify your net losses to date as well as the approximate amount of costs and expenses you expect to incur in the next 12 to 18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.

"Our drug development program depends upon third-party researchers who are . . . .," page 6
6. We note your statement that you depend upon independent investigators and collaborators to conduct your clinical trials. To the extent that you are substantially dependent on any such parties, identify them in the risk factor. If you have agreements with these parties, file them as exhibits to your document and describe the material provisions of the agreements in your Business section. The description of your agreements should include all material terms, including the services provided under the agreements, payment provisions, expiration and termination provisions, and any rights to products or information derived from studies conducted on your behalf.


"Our success, competitive position and future revenue will depend in
part on our . . . .," page 8
7. Please disclose the products for which you currently have pending patent applications, if such products are material.

"We may initiate patent litigation against third parties to
protect
or enforce our . . . .," page 8
8. Please disclose the basis for your expectation that the US
Patent
Office will dismiss the protest and confirm the previously granted claims relating to your CH-1504.

"Changes in either patent laws or in interpretations of patent laws
in the. . . .," page 9
9. To the extent that there are any legislative or regulatory changes proposed, briefly describe them.
10. Please revise to discuss the risk factor related to your license agreement with N. Gopal Nair under a separate risk factor caption.

"We might not successfully mange our growth," page 10
11. Please disclose how many employees you currently have and how many additional employees you intend to hire in the next 12 to 18 months.

"We might be exposed to liability claims associated with the use of hazardous . . .," page 10
12. Please indicate if you maintain any liability insurance coverage.
If so, please disclose the coverage amount and any limitations on the insurance policy.

"We rely on key executive officers and scientific and medical advisors, and their . . . .," page 11
13. Please indicate if you maintain any employment agreements for your executive officers. If so, please also disclose the length of the employment agreements.

"Our common stock is listed on the OTC Bulletin Board which could limit its . . . .," page 11
14. To illustrate the limited market for your common stock, please disclose the trading volume and the number of holders of your common stock as of a recent date.
15. Please revise to discuss the risks associated with your possibility that your common stock would trade under the penny stock rules as a separate risk factor. In addition, please specify under what circumstances your common stock would meet the definition of a penny stock. Please also include the current quoted price of your common stock.

"The prices at which are (sic) shares of our common stock are traded
.. . . ," page 11
16. Please expand the discussion to provide the range of your stock price for each of the past two years.

"A small group of persons hold a significant amount of our stock
and
could limit . . . .," page 12
17. Please quantify the amount and percentage such amount represents of your total outstanding shares of common stock held by individuals affiliated with Paramount BioCapital.

Management`s Discussion and Analysis of Financial Condition, page
16

Revenue and Cost of Revenue, page 16
18. We note your disclosure that you are unable to predict with certainty if and when you might submit an NDA for regulatory approval of your primary product candidate CH-1504 in the risk factor entitled
"Our principal product candidate has not yet begun formal clinical trials" on page 5. If you are unable to predict when you intend to submit an NDA, please disclose the basis for your assumption that none of your existing product candidates are expected to be commercially available until late 2008 or 2009.
19. In addition, your disclosure in the risk factor regarding the timing of your IND application appears to be inconsistent with your disclosure under the caption "Research and Development Projects" on page 21 where you disclosure that you plan to submit an IND during the second quarter of 2005. Please revise your disclosure to eliminate the inconsistent disclosure.

Year Ended December 31, 2004
20. We note that you research and development expense totaled approximately $1.8 million. Please disclose how much compensation expenses, initial product licensing fees and contract manufacturing and preclinical costs each contributed to the overall research and development expense.
21. You state that you had expenses for the year ended December
31,
2004 related to development of your website. Please supplementally tell us your website address, if available.


Business, page 22

Overview, page 22
22. We note your disclosure that you are a development stage biopharmaceutical company that acquires and develops innovative products for the treatment of a variety of disease. Please expand your disclosure to clarify what you actually do or have done and what you hope to accomplish in the future.
23. We note your disclosure relating to your beliefs and the preclinical indications of your CH-1504 product for both rheumatoid arthritis and cancer. Your discussion should also include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results. Please also provide similar disclosure where you make similar medical claims related to your CH-1504 product.

Rheumatoid Arthritis Overview, page 22
24. Please provide us with a marked copy of third party documentation that supports your statement that "The disease [rheumatoid arthritis] currently affects over two million American, almost 1% of the population, and is two to three times more prevalent in woman. Onset can occur at any point in life but is most frequent in the fourth and fifth decades of life, with most patients developing the disease between the ages of 35 and 50."

Global Rheumatoid Arthritis Market Opportunity, page 24
25. Please provide us with copies of third party documentation supporting the dollar figures and statistical information you disclosure in this section.

Limitations of MTX, page 24

26. Please provide us with copies of third party documentation supporting the limitation claims of MTX in this section.

The CH-1504 Opportunity in the Treatment of Rheumatoid Arthritis, page 24
27. Please expand your disclosure regarding the clinical results for your CH-1504 product to state whether the results have been subject to any type of statistical analysis and, if so, whether the results of the trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed. If you disclose the P value, you should explain what the P value measures in your document.
28. We also note your disclosure in this section that your study used two groups of patients. Please expand this disclosure and provide the measurements for these two groups. Please also disclose how many patients participated in the study and the period of time they participated in your study.

CH-1504 Opportunity in the Treatment of Cancer, page 27
29. Please indicate what affiliation you had with the preclinical studies conducted at the National Cancer Institute.
30. Please also indicate if the results of the preclinical studies conducted at the National Cancer Institute are publicly available.
31. Please provide us with the documentation regarding the National
Cancer Institute study relating to the CH-1504 product that supports your statement the data collected suggest that "Ch-1504 is approximately 1,000 to 10,000 times more effective than MTX to cause total growth inhibition of these selected human tumor cell lines."

Management, page 34
32. The business description of each of your executive officers
and
directors should contain the business description for the last five
years.  In this regard, we note that the business description for
Mr.
Riehle (from June 2003 to July 2004); Mr. Hewitt (from January
2003
to May 2004); and Dr. Lau (April 2002 to December 2003) are missing information or have gaps of information missing. Please revise to ensure that there is a business description for each officer and director for at least the last five years.

Scientific Advisory Board, page 35
33. Please disclose the compensation that you pay members of your Scientific Advisory Board.

Principal Stockholders, page 42
34. Please disclose the natural persons having voting and dispositive power over the shares held by Atlas Equity I, LP.

Certain relationships and related transactions, page 43
35. Please expand the discussion to indicate what percentage of Chelsea was owned by Dr. Rosenwald or his affiliates at the time of the engagement of Paramount BioCapital, how and when the shares were acquired, the purchase price and when payment for these shares was made.
Description of Capital Stock, page 44
36. Please disclose any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Selling Stockholders, page 46
37. For every selling securityholder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting, dispositive or investment powers.
38. In addition, please tell us if any of the selling shareholders are an affiliate of a broker-dealer. If so, please tell us supplementally whether they received these shares as underwriting compensation. We may have further comments.
39. We note your disclosure regarding one of your selling shareholders, Sandgrain Securities, whom you have identified as a broker-dealer. Please revise your disclosure to indicate that such selling shareholder "is" an underwriter and not just "deemed" to be an underwriter.
Plan of Distribution, page 49

40. We note your disclosure relating to donees, pledgees, transferees or other successor-in-interest of common stock. Please note that in order to substitute new names for the names of selling securityholders identified in an effective registration statement you can file a Rule 424(b) prospectus only if the change is not material, and the new owners` securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file a prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in the circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements, and please clarify your disclosure to indicate that you may need to amend this registration statement post effectively to substitute new names.

Financial Statements - Chelsea Therapeutics, Inc.

Statements of Changes in Stockholders` Equity (F-5)
41. We noted that in 2004 you issued 49,797,299 shares of common stock for approximately $.27 a share on average, and that you used a nominal fair value for common stock issued for the license agreement and to your chief executive. Please tell us and clarify in the filing how you determined the fair value of $420 and $408 for common stock issued for the license agreement and to your chief executive.
Note 5 -Stockholders` Equity, Stock Options (F-10)
42. Please provide the outstanding option disclosure as required by paragraph 48 of SFAS No. 148.

Signature Page
43. We note your signature page reflects the signature of Simon
Pedder signing on behalf of Chelsea Therapeutics Inc. In your next amendment, please ensure that Mr. Pedder or another appropriate officer signs on behalf of Ivory Capital Corp.

Exhibits
44. We note that you include a "*" by exhibit 10.1. Please revise the exhibit list to indicate what this symbol means. In addition, please correct the filing date of the 8-K to 2005 and not 2004.

Item 15.  Recent sales of unregistered securities.
45. Please expand the discussion in the second paragraph to identify the two accredited investors who received the shares in March 2004 and indicate how many shares were received by each investor.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sasha Parikh at (202) 942-1962 or Joel Parker at
(202) 942-824-5487 if you have questions regarding comments on the financial statements and related matters. Please contact Song
Brandon at (202) 942-2831, John Krug, Senior Attorney at (202)
942-
2979 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Donald R. Reynolds, Esq.
	W. David Mannheim, Esq.
	Wyrick Robbins Yates & Ponton LLP
	4101 Lake Boone Trail, Suite 300
	Raleigh, North Carolina  27607

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Simon Pedder, Ph.D.
Ivory Capital Corporation
May 4, 2005
Page 1